

Mail Stop 4561

May 12, 2016

Ken Goldman
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

   Re: Yahoo! Inc.
     Form 10-K for the Year Ended December 31, 2015
     Filed February 29, 2016
     File No. 000-28018

Dear Mr. Goldman:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Costs and Expenses

Cost of Revenue – TAC, page 53

1. You provide revenue information for Mavens and mobile. In light of your strategic goals that include growing these revenues, please tell us what consideration was given to disclosing the related TAC, if available, to provide greater transparency into the costs associated with these offerings. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Goodwill, page 78

2.   Please tell us the amount of goodwill allocated to each of the Taiwan, Hong Kong and Australia & New Zealand reporting units at December 31, 2015 and the amount by which the fair value exceeded the carrying value for each as of your most recent evaluation. Also, tell us how the continued decline in revenue for your Asia Pacific segment impacted your determination as to whether these reporting units were at risk of goodwill impairment as of December 31, 2015.

3.   We note that for the Tumblr reporting unit, you evaluated goodwill for impairment using the market approach in fiscal 2014 and the income approach in fiscal 2015. Your disclosure in your Form 10-K filings for fiscal 2014 and fiscal 2015 indicate that the method used was deemed to be the most indicative of estimated fair value in an orderly transaction between market participants. Please describe for us the reasons for the change in methodology and when you determined the need for the change. Also, tell us whether the change in methodology impacted the impairment charge recorded for this reporting unit. In this regard, tell us whether you also performed a market approach assessment for your fiscal 2015 impairment testing as a comparison, and if so, tell us the results of the analysis.

4.   For each reporting unit with a goodwill balance at December 31, 2015, please provide us with quantified information regarding the key assumptions used in your October 31, 2015 impairment analysis. Also, tell us how your cash flow projection assumptions for each reporting unit compare to the historical results as well as the actual results, to date. To the extent that a reporting unit's current results differ significantly from the assumptions used in your analysis, please confirm that in future filings you will discuss how the reporting units are performing and any changes in assumptions compared to what you expected as part of your impairment analysis. We would expect disclosure to address how such trends could reasonably be expected to negatively affect the key assumptions and impact your fair value estimates. We refer you to Item 303(a)(3)(ii) of Regulation S-K, Section V of SEC Release No. 33-8350 and FRR 501.14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins,
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Rob Plesnarski, Esq.
    O'Melveny & Myers LLP